Exhibit (d)(7)

AMENDMENT TO ADMINISTRATION AGREEMENT

This Amendment to the Administration Agreement dated April 20, 1994 between Smith, Barney Advisers, Inc. and Smith Barney Shearson Series Fund in respect of International Equity Portfolio is entered into by Smith Barney Fund Management LLC (the “Manager”) and Greenwich Street Series Fund (the “Trust”), in respect of the Salomon Brothers Variable International Equity Fund of the Trust as of the 1st day of August, 2004.

WHEREAS, the Manager is the successor to Smith, Barney Advisers, Inc., and

WHEREAS, the name of Smith Barney Shearson Series Fund has been changed to Greenwich Street Series Fund and the name of the International Equity Portfolio has been changed to Salomon Brothers Variable International Equity Fund; and

WHEREAS, the Board of Trustees of the Trust has voted to decrease the compensation payable under the Administration Agreement to zero; and

WHEREAS, the Trust and the Manager desire to amend the Administration Agreement to reflect the decreased administration fee;

NOW, THEREFORE, the parties hereto agree as follows:

1. Section 3 of the Administration Agreement is deleted in its entirety and replaced with the following:

3. Compensation. No compensation for administration services shall be payable under this Agreement.

2. Except as amended herein, all the provisions of the Administration Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Amendment to Administration Agreement as of the date first written above.

SMITH BARNEY FUND MANAGEMENT LLC		GREENWICH STREET SERIES FUND

By:	/s/ R Jay Gerken	By:	/s/ R. Jay Gerken
Name:	R. Jay Gerken	Name:	R. Jay Gerken
Title:	Chairman, President and Chief Executive Officer	Title:	Chairman of the Board, and President and Chief Executive Officer